                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                  Under the Securities Exchange Act of 1934

                        DRUMMOND FINANCIAL CORPORATION

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                               (Name of Issuer)

                         Common Stock, $0.01 Par Value

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                       (Title of Class of Securities)

                                  126 60E 105

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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                May 26, 1998

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           (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 7 Pages

CUSIP No.  126 60E 105
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        MFC Bancorp Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------

4)  Source of Funds   AF
                      --------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization  Yukon Territory, Canada
                                          ------------------------------------

Number of                    (7)  Sole Voting Power          0
Shares Bene-                                          ------------------------
ficially                     (8)  Shared Voting Power        1,184,250
Owned by                                              ------------------------
Each Reporting               (9)  Sole Dispositive Power     0
Person                                                   ---------------------
With                         (10) Shared Dispositive Power   1,184,250
                                                           -------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,184,250
                                                                  ------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13)  Percent of Class Represented by Amount in Row (11)     43.6%
                                                         ---------------------

14)  Type of Reporting Person          CO
                               -----------------------------------------------


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                                                             Page 3 of 7 Pages

CUSIP No.  126 60E 105
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        Constable Investments Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 ------------------------------------------------

4)  Source of Funds  WC
                    ---------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)  Citizenship or Place of Organization  Tortola, British Virgin Islands
                                          ------------------------------------

Number of                    (7)  Sole Voting Power          0
Shares Bene-                                          ------------------------
ficially                     (8)  Shared Voting Power        243,350
Owned by                                              ------------------------
Each Reporting               (9)  Sole Dispositive Power     0
Person                                                   ---------------------
With                         (10) Shared Dispositive Power   243,350
                                                           -------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  243,350
                                                                  ------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13)  Percent of Class Represented by Amount in Row (11)     9.0%
                                                         ---------------------

14)  Type of Reporting Person          CO
                               -----------------------------------------------


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                                                             Page 4 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond Financial Corporation ("Drummond"), a Delaware corporation, having a principal executive office at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and Constable Investments Ltd. ("Constable"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Constable is a wholly-owned operating company of MFC and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. See Item 6 on pages 2 and 3 of this Schedule 13D/A for the jurisdiction of organization of MFC and Constable.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Constable. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Constable and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


     NAME               RESIDENCE              PRINCIPAL
                   OR BUSINESS ADDRESS         OCCUPATION        CITIZENSHIP
-------------------------------------------------------------------------------------
Michael J. Smith     6 Rue Charles-Bonnet,        Director, President      British
                     1206 Geneva, Switzerland     and Chief Executive
                                                  Officer of MFC
-------------------------------------------------------------------------------------
Roy Zanatta          2 Stratford Place            Director and             Canadian
                     London, England              Secretary of MFC
                     United Kingdom, W1N 9AE
-------------------------------------------------------------------------------------
Sok Chu Kim          1071 - 59 Namhyun-Dong,      Director of Korea        Korean
                     Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
-------------------------------------------------------------------------------------
Julius Mallin        256 Jarvis Street,           Retired Businessman      Canadian
                     Apt. 8D,Toronto,Ontario,
                     Canada, M5B 2J4
-------------------------------------------------------------------------------------
Oq-Hyun Chin         3,4 Floor, Kyung Am Bldg.,   Business Advisor,        Korean
                     831028 Yeoksam-Dong,         The Art Group Architects
                     Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
-------------------------------------------------------------------------------------
Diana Beaumont       La Seigneurie, Sark,         Corporate Director       British
                     Channel Islands
-------------------------------------------------------------------------------------
Jonathan Charles     La Jaspellerie, Sark,        Hotelier                 British
Brannam              Channel Islands
-------------------------------------------------------------------------------------

                                                             Page 5 of 7 Pages

During the last five years, neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Constable have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Constable has paid an aggregate of approximately $51,370 or $0.21 per share for 243,350 shares of common stock of Drummond. The purchase price was paid from Constable's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

Constable has acquired the shares of Drummond for investment purposes. At this time, neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have the intention of acquiring additional shares of Drummond, although MFC and Constable reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have any present intention, arrangements or understandings to effect any of the transactions listed in
Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D dated June 13, 1996 filed by MFC and Ballinger Corporation, MFC was the beneficial holder of 940,900 shares of common stock of Drummond. On May 26, 1998, May 27, 1998 and May 29, 1998, Constable acquired 209,150 shares, 20,000 shares and 14,200 shares, respectively, of common stock of Drummond for approximately $0.21 per share or an aggregate purchase price of approximately $51,370. As a result, Constable beneficially owns, and has the shared power with MFC to direct the vote and disposition of, 243,350 shares of common stock of Drummond, which represents approximately 9.0% of Drummond's issued and outstanding shares of common stock.

As a result of the above-mentioned transactions, MFC beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 1,184,250 shares of common stock of Drummond, which represents approximately 43.6% of Drummond's issued and outstanding shares of common stock.

To the knowledge of MFC and Constable, none of its directors or executive officers have any power

                                                             Page 6 of 7 Pages

to vote or dispose of any shares of common stock of Drummond, nor did they, MFC or Constable effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number        Description
     --------------        -----------

           1 Joint Filing Agreement between MFC Bancorp Ltd. and Constable Investments Ltd. dated June 11, 1998.


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                                                             Page 7 of 7 Pages

                                  SIGNATURE
                                  ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        June 11, 1998
                                               -------------------------------
                                                            (Date)

                                                       MFC BANCORP LTD.

                                               By:    /s/ Michael J. Smith
                                               -------------------------------
                                                          (Signature)

                                                 Michael J. Smith, President
                                               -------------------------------
                                                        (Name and Title)


                                                        June 11, 1998
                                               -------------------------------
                                                            (Date)

                                                   CONSTABLE INVESTMENTS LTD.

                                               By:     /s/ Michael J. Smith
                                               -------------------------------
                                                          (Signature)

                                                   Michael J. Smith, Director
                                               -------------------------------
                                                        (Name and Title)

                                EXHIBIT INDEX
                                -------------

     Exhibit Number        Description
     --------------        -----------

           1 Joint Filing Agreement between MFC Bancorp Ltd. and Constable Investments Ltd. dated June 11, 1998.